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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   INTERNATIONAL MANUFACTURING SERVICES, INC.
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  45985A 10 1
                                 (CUSIP NUMBER)

                                ONEX CORPORATION
                               CANADA TRUST TOWER
                          161 BAY STREET -- 49TH FLOOR
                        TORONTO, ONTARIO M5J 2S1 CANADA
                          ATTENTION: EWOUT R. HEERSINK
                                 (416) 362-7711
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   COPIES TO:

               JOEL I. GREENBERG, ESQ. AND LYNN TOBY FISHER, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                NOVEMBER 1, 1998
                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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                                                             Page 1 of 15 pages.
                                                        Exhibit Index on page 15

                                      13D

----------------------                                                   ----------------------
CUSIP No. 45985A 10 1                                                    Page 2 of 15 Pages
----------------------                                                   ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Onex Corporation
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
     2                                                                  (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
     4
            AF
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Ontario, Canada
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                       8,291,370 shares of Class A Common Stock, including
                                                       2,509,425 shares of Class A Common Stock issuable
                                                       upon conversion of Class B Common Stock; each share
                                                       of Class B Common Stock is convertible into one
                                                       share of Class A Common Stock.
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                       8,291,370 shares of Class A Common Stock, including
                                                       2,509,425 shares of Class A Common Stock issuable
                                                       upon conversion of Class B Common Stock; each share
                                                       of Class B Common Stock is convertible into one
                                                       share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
              8,291,370 shares of Class A Common Stock, including 2,509,425 shares of Class A Common Stock issuable upon conversion of Class B Common Stock; each share of Class B Common Stock is convertible into one share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES*  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
            44.56%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------                                                ----------------------
  CUSIP No. 45985A 10 1                                                  Page 3 of 15 Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Celestica Inc.
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
     2                                                                  (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
     4
            WC
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Ontario, Canada
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     000,000
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                      8,291,370 shares of Class A Common Stock, including
                                                      2,509,425 shares of Class A Common Stock issuable
                                                      upon conversion of Class B Common Stock; each share
                                                      of Class B Common Stock is convertible into one
                                                      share of Class A Common Stock.
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     000,000
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                      8,291,370 shares of Class A Common Stock, including
                                                      2,509,425 shares of Class A Common Stock issuable
                                                      upon conversion of Class B Common Stock; each share
                                                      of Class B Common Stock is convertible into one
                                                      share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            8,291,370 shares of Class A Common Stock, including 2,509,425 shares of Class A Common Stock issuable upon conversion of Class B Common Stock; each share of Class B Common Stock is convertible into one share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES*  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
            44.56%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D

-------------------------                                                ----------------------
  CUSIP No. 45985A 10 1                                                  Page 4 of 15 Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Celestica Asia Inc.
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
     2                                                                  (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
     4
            AF
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Delaware
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     8,291,370 shares of Class A Common Stock, including
                                                       2,509,425 shares of Class A Common Stock issuable
                                                       upon conversion of Class B Common Stock; each share
                                                       of Class B Common Stock is convertible into one
                                                       share of Class A Common Stock.
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     8,291,370 shares of Class A Common Stock, including
                                                       2,509,425 shares of Class A Common Stock issuable
                                                       upon conversion of Class B Common Stock; each share
                                                       of Class B Common Stock is convertible into one
                                                       share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            8,291,370 shares of Class A Common Stock, including 2,509,425 shares of Class A Common Stock issuable upon conversion of Class B Common Stock; each share of Class B Common Stock is convertible into one share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES*                                                                       [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            44.56%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            00
----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------                                                ----------------------
  CUSIP No. 45985A 10 1                                                  Page 5 of 15 Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Gerald W. Schwartz
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
     2                                                                  (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
     4
            AF
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Ontario, Canada
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     8,291,370 shares of Class A Common Stock, including
                                                       2,509,425 shares of Class A Common Stock issuable
                                                       upon conversion of Class B Common Stock; each share
                                                       of Class B Common Stock is convertible into one
                                                       share of Class A Common Stock.
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     8,291,370 shares of Class A Common Stock, including
                                                       2,509,425 shares of Class A Common Stock issuable
                                                       upon conversion of Class B Common Stock; each share
                                                       of Class B Common Stock is convertible into one
                                                       share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            8,291,370 shares of Class A Common Stock, including 2,509,425 shares of Class A Common Stock issuable upon conversion of Class B Common Stock; each share of Class B Common Stock is convertible into one share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES*  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            44.56%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

     The security to which this Statement on Schedule 13D relates is the Class A Common Stock, par value $0.001 per share ("Class A Common Stock") of International Manufacturing Services, Inc., a company incorporated under the laws of Delaware (the "Issuer"). The principal office of the Issuer is located at 2222 Qume Drive, San Jose, California 95131.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement on Schedule 13D is being filed by Onex Corporation, an Ontario, Canada corporation ("Onex"), Celestica Inc., an Ontario, Canada corporation ("Celestica"), Celestica Asia Inc., a Delaware corporation ("Celestica Asia") and Gerald W. Schwartz ("Mr. Schwartz"). Mr. Schwartz, together with Onex, Celestica and Celestica Asia, are the "Reporting Persons."

     Onex is a publicly listed, diversified holding company that operates through autonomous subsidiaries and strategic partnerships. Onex controls Celestica through its ownership of a majority of the voting securities of Celestica. The address of the principal business and the principal offices of Onex is 161 Bay Street, P.O. Box 700, Ontario, Canada M5J 2S1.

     Celestica is a leading provider of electronics manufacturing services to original equipment manufacturers worldwide. Celestica Asia is a wholly-owned subsidiary of Celestica and was formed to effect the proposed transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such proposed transactions. The address of the principal business and the principal offices of both Celestica and Celestica Asia is 844 Don Mills Road, Toronto, Ontario, Canada M3C 1V7.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule I hereto and are incorporated herein by reference.

     The principal occupation of Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex. The business address of Mr. Schwartz is 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. Mr. Schwartz is a citizen of Canada. Mr. Schwartz controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex.

     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Onex, Celestica, Celestica Asia and Mr. Schwartz are filing this statement jointly, pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 as amended (the "Exchange Act"), as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in Item 4 hereof, each of the Stockholders (defined below) has granted Celestica Asia an option to purchase the Subject Shares (defined below) at an exercise price of 0.40 Subordinate Voting Shares of Celestica ("Subordinate Shares") per Subject Share. The option is more fully described in Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

     On November 1, 1998, Celestica, Celestica Asia and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") providing that, among other things, the Issuer will be merged (the "Merger") with and into Celestica Asia, with Celestica Asia as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger Agreement, each share of Class A Common Stock and each share of Class B Common Stock will be converted into 0.4 Subordinate Shares or, at the election of each stockholder,

                                                            Page  6 of 15 pages.

$7.00 in cash. At the effective time of the Merger (the "Effective Time"), the Issuer will merge with and into Celestica Asia.

     The Merger is subject to the approval of the Issuer's stockholders, the expiration of antitrust waiting periods and certain other conditions.

     If the Merger is completed as planned, at the Effective Time the officers of the Issuer will become the officers of the Surviving Corporation and the directors of Celestica Asia immediately prior to the effective time will be the directors of the Surviving Corporation until their successors are duly elected or appointed (as the case may be). Also at the Effective Time, (i) the certificate of incorporation of Celestica Asia as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation, and (ii) the bylaws of Celestica Asia in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, in each case until amended or repealed. The authorized capital stock of Celestica Asia consists of 3,000 shares of Common Stock, par value $0.01 per share, 100 of which are issued and outstanding as of the date hereof, all of which are owned by Celestica.

     Because approval of the Issuer's stockholders is required by applicable law in order to consummate the Merger, the Issuer will submit the Merger to its stockholders for approval ("Stockholder Approval"). In connection with the Merger, each of Prudential Private Equity Investors III, L.P. ("Prudential"), Oak Investment Partners VI, L.P. ("Oak Partners") and Oak VI Affiliates Fund, L.P. ("Oak Fund") (Prudential, Oak Partners and Oak Fund are individually referred to herein as the "Stockholder" and collectively as the "Stockholders") has entered into a Stockholder Agreement with Celestica and Celestica Asia, dated as of November 1, 1998 (the "Stockholder Agreements"), pursuant to which each Stockholder has, among other things, (i) agreed to vote all its shares of Class A Common Stock and Class B Common Stock, par value $.001 ("Class B Common Stock"), together with any shares of Class A Common Stock and Class B Common Stock subsequently acquired by the Stockholder, whether upon the exercise of warrants, options or rights, the conversion or exchange of any existing shares held by the Stockholder or convertible or exchangeable securities or by means of purchase, dividend, distribution or otherwise (the "Subject Shares") (representing in the aggregate for the Stockholders approximately 44.56% of the outstanding voting power with respect to the Issuer) in favor of the Merger and against any action or agreement that could reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the Merger, (ii) agreed not to sell, transfer, pledge, encumber, assign or otherwise dispose of or hypothecate any of the Subject Shares (other than pursuant to the terms of the Stockholder Agreements and the Merger Agreement) prior to the Effective Time or termination of the applicable Stockholder Agreement, (iii) agreed to grant to Celestica Asia a proxy to vote the Subject Shares in accordance with clause (i) of this paragraph which proxy is irrevocable during the term of each Stockholder Agreement and (iv) agreed to accept Subordinate Shares as consideration in the Merger and waived any and all rights which it may have as to appraisal, dissent or any similar related matter with respect to the Merger (the "Stockholder Obligations").

     Each of Prudential, on the one hand, and Oak Partners and Oak Fund, on the other hand, has granted Celestica Asia an irrevocable option (each referred to herein as an "Option" and together as the "Options" and any reference to Subject Shares shall mean the shares subject to a particular Option) to acquire the Subject Shares at an exercise price of 0.4 Subordinated Shares per Subject Share. The Option may be exercised by Celestica Asia, as a whole and not in part, at any time during the six-month period commencing upon the occurrence of any of the following events: (i) the Merger Agreement shall have been terminated or become terminable by Celestica as a result of the Board of Directors of the Issuer or any committee thereof having withdrawn or modified in a manner adverse to Celestica its approval or recommendation of the Merger or the Merger Agreement or failed to reconfirm its recommendation within 10 business days after a written request to do so from Celestica, or approved or recommended any Superior Proposal (as defined in the Merger Agreement), (ii) the Merger Agreement shall have been terminated or become terminable due to a failure by Issuer to obtain Stockholder Approval if an Acquisition Proposal (as defined in the Merger Agreement) was publicly announced or confirmed on or before the date of the Issuer's stockholders meeting scheduled for the purpose of voting on the Merger and the transactions contemplated thereby or (iii) any failure by a Stockholder to perform its obligations under Section 1 of the applicable Stockholder Agreement, including, without limitation, the Stockholder Obligations. If Celestica Asia acquires the Subject Shares pursuant to the Option, it will, under certain circumstances, pay the Stockholders additional consideration.

                                                            Page  7 of 15 pages.

     The covenants and agreements contained in the Stockholder Agreements with respect to the Subject Shares will terminate upon the earliest of (i) the Effective Time of the Merger, (ii) the termination of the Merger Agreement based upon mutual consent of the parties thereto, or (iii) six months following any other termination of the Merger Agreement.

     The Issuer and Celestica are parties to a letter agreement, dated July 23, 1998 (the "Confidentiality Agreement"), which provides, among other things, that Celestica and its affiliates will not, unless specifically requested to do so in writing by Issuer's Board of Directors, (i) acquire any of Issuer's assets (other than in the ordinary course of business) or businesses or any voting securities issued by Issuer, or any rights or options to acquire such ownership, including from a thirdparty, (ii) solicit proxies or consents with respect to any voting securities of Issuer, or (iii) seek or propose to influence or control the Issuer's management or policies. Pursuant to the terms of the Merger Agreement, the provisions of the Confidentiality Agreement referenced above have been waived by the Issuer with respect to the Merger Agreement and the transactions contemplated thereby, including, without limitation, each Stockholder Agreement and the exercise of Celestica's and Celestica Asia's rights thereunder. In addition, the provisions of the Confidentiality Agreement referred to in this paragraph shall terminate upon the earliest to occur of (a) the twenty-second business day after the filing of this Schedule 13D, (b) the filing of a Schedule 13D by any person other than Celestica and/or its affiliates and (c) an Acquisition Proposal (as defined in the Merger Agreement) for a Company Acquisition (as defined in the Merger Agreement) that does not include a tender offer being publicly announced or confirmed by the party making the Acquisition Proposal, provided, that, with respect to clauses (b) and (c), not earlier than the fourth business day after the filing of this Schedule 13D.

     Celestica's and Celestica Asia's primary intention is to effect the Merger and acquire control of the Issuer. However (subject to the Confidentiality Agreement and the modifications to such agreement as described above and in the Merger Agreement), Celestica and Celestica Asia reserve the right to acquire, prior to the Effective Date, additional shares (the "Additional Shares") of Class A Common Stock in the open market or in privately negotiated transactions, subject to availability of the shares of Class A Common Stock at prices deemed favorable, and other factors and conditions Celestica and Celestica Asia deem appropriate. In the event Celestica and/or Celestica Asia do purchase Additional Shares such that the Additional Shares, when taken together with the Subject Shares, represent a majority of the outstanding shares of Class A Common Stock and Class B Common Stock (the "Majority Shares"), such Majority Shares will be sufficient for stockholder approval of the Merger without regard to the vote of the other stockholder.

     The preceding summary of certain provisions of the Merger Agreement, the Stockholder Agreements and the Confidentiality Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits hereto, and which are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As of November 1, 1998, none of the Reporting Persons owned any shares of Class A Common Stock or securities exchangeable for or convertible into Class A Common Stock. However, as of November 1, 1998, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to have beneficially owned the Subject Shares subject to the Stockholder Agreements, constituting in the aggregate approximately 44.56% of the outstanding shares of Class A Common Stock. The Subject Shares represent approximately 44.56% of the voting power with respect to the Issuer.

     If Celestica Asia were to exercise the Options, Celestica Asia would have the power to vote all of the Subject Shares and power to dispose of all of the Subject Shares. Celestica Asia has the power to vote the Subject Shares in accordance with the terms of the Stockholder Agreements. Unless and until Celestica Asia or its designee, if any, acquires the Subject Shares upon exercise of the Options and except as set forth above, neither Celestica Asia nor its designee, if any, has any power to dispose of any Subject Shares. The Reporting Persons have the shared power to direct the voting of the Subject Shares in accordance with the terms of the

                                                            Page  8 of 15 pages.

Stockholder Agreements, and, upon exercise of the Options would have the shared power to direct the voting of and the disposition of the Subject Shares in accordance with the terms of the Stockholder Agreements.

     (a) None of the Reporting Persons, and, to the knowledge of each of the Reporting Persons, none of the directors and officers of Celestica, Celestica Asia or the other persons listed on Schedule I hereto, beneficially owns any shares of Class A Common Stock or securities exchangeable or convertible into Class A Common Stock other than as set forth herein. Prior to the Options becoming exercisable and being exercised, the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock and Class B Common Stock which are purchasable by Celestica Asia upon the Options becoming exercisable and being exercised. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the shares of Class A Common Stock and Class B Common Stock subject to the Options for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

     (b) Each Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of shares of Class A Common Stock and Class B Common Stock beneficially owned by such Reporting Person as indicated in pages 2 through 5 above.

     (c) Except as described in Item 4 hereof, no transactions in the Class A Common Stock or Class B Common Stock were effected by the Reporting Persons, or, to the best knowledge of any of the Reporting Persons, any of the directors and officers of Celestica Asia or the persons listed on Schedule I, during the 60-day period preceding November 1, 1998.

     (d) Until the Options are exercised (if at all), none of the Reporting Persons has a right to receive dividends from, or the proceeds from the sale of, the Subject Shares. If the Options are exercised by Celestica Asia, Celestica Asia or its designee(s), if any, would have the sole right to receive dividends on the Subject Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Joint Filing Agreement, dated November 1, 1998, among Onex Corporation, Celestica Inc., Celestica Asia Inc. and Gerald W. Schwartz, relating to the filing of a joint statement on Schedule 13D.

     2. Agreement and Plan of Merger, dated as of November 1, 1998, by and among Celestica Inc., Celestica Asia Inc. and International Manufacturing Services, Inc.

     3. Stockholder Agreement, dated as of November 1, 1998, among Celestica Inc., Celestica Asia Inc. and Prudential Private Equity Investors III, L.P.

     4. Stockholder Agreement, dated as of November 1, 1998, among Celestica Inc., Celestica Asia Inc. and Oak Investment Partners, VI, L.P. and Oak VI Affiliates Fund, L.P.

     5. Letter Agreement, dated July 23, 1998, between Celestica Inc. and International Manufacturing Services, Inc.

                                                           Page  9 of 15 pages.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 1998

                                          ONEX CORPORATION

                                          By: /s/ ANTHONY MUNK

                                          --------------------------------------
                                              Name: Anthony Munk
                                              Title:  Authorized Signatory

                                          By: /s/ ANTHONY MUNK

                                          --------------------------------------
                                              Authorized Signatory for
                                              Gerald W. Schwartz

                                          CELESTICA INC.

                                          By: /s/ BETTY DELBIANCO

                                          --------------------------------------
                                              Name: Betty DelBianco
                                              Title:  Vice President, General
                                                      Counsel
                                                and Secretary

                                          CELESTICA ASIA INC.

                                          By: /s/ BETTY DELBIANCO

                                          --------------------------------------
                                              Name: Betty DelBianco
                                              Title:  Vice President, General
                                                      Counsel
                                                and Secretary

                                                           Page  10 of 15 pages.

                                   SCHEDULE I

     The name, business address, present principal occupation of each director and executive officer of Onex Corporation, Celestica Inc. and Celestica Asia Inc. are set forth below. All executive officers and directors listed on this
Schedule I are Canadian citizens, except as specifically indicated below.

ONEX CORPORATION

                                                                          PRESENT PRINCIPAL
              NAME                       BUSINESS ADDRESS              OCCUPATION OR EMPLOYMENT
              ----                       ----------------              ------------------------
Gerald W. Schwartz..............  161 Bay Street                   Chairman of the Board,
                                  P.O. Box 700                     President, Chief Executive
                                  Toronto, Ontario                 Officer and Director
                                  Canada M5J 2S1
Ewout R. Heersink...............  161 Bay Street                   Vice President and
  (Netherlands Citizen)           P.O. Box 700                     Chief Financial Officer
                                  Toronto, Ontario
                                  Canada M5J 2S1
Mark L. Hilson..................  161 Bay Street                   Vice President
                                  P.O. Box 700
                                  Toronto, Ontario
                                  Canada M5J 2S1
Anthony R. Melman...............  161 Bay Street                   Vice President
                                  P.O. Box 700
                                  Toronto, Ontario
                                  Canada M5J 2S1
Anthony Munk....................  161 Bay Street                   Vice President
                                  P.O. Box 700
                                  Toronto, Ontario
                                  Canada M5J 2S1
Seth M. Mersky..................  161 Bay Street                   Vice President
(U.S. Citizen)                    P.O. Box 700
                                  Toronto, Ontario
                                  Canada M5J 2S1
John S. Elder, Q.C. ............  1 First Canadian Place           Secretary of Onex;
                                  100 King Street West             Vice Chairman of the law
                                  Toronto, Ontario                 firm of Fraser Milner
                                  Canada M5X 1B2
Dan C. Casey....................  Creson Corporation               Director of Onex, Chairman and
                                  16 Clarence Square               Chief Executive Officer of
                                  Toronto, Ontario                 Creson Corporation, an Ontario
                                  Canada M5V 1H1                   real estate company
Donald H. Gales.................  Ellesmere Britannia              Director of Onex
                                  P.O. Box 1698GT, Villa 639
                                  Grand Cayman Island
                                  British West Indies

                                                           Page  11 of 15 pages.

                                                                          PRESENT PRINCIPAL
              NAME                       BUSINESS ADDRESS              OCCUPATION OR EMPLOYMENT
              ----                       ----------------              ------------------------
Serge Gouin.....................  Salomon Smith Barney             Director of Onex;
                                  Canada, Inc.                     Vice Chairman of Salomon
                                  1250 Rene-Levesque Blvd.         Smith Barney Canada
                                  W. #2200
                                  Montreal, Quebec
                                  Canada H3B 4W8
Brian M. King...................  13805 Ponderosa Way              Director of Onex
                                  Vernon, British Columbia
                                  Canada V1B 1A2
J. William E. Mingo, Q.C. ......  Stewart McKelvey                 Director of Onex, Partner at
                                  Stirling Scales                  Stewart McKelvey Stirling
                                  1959 Upper Water St.             Scales, a law firm in Halifax,
                                  10th Floor                       Nova Scotia
                                  Halifax, Nova Scotia
                                  Canada B3J 2X2
J. Robert S. Prichard, O.C. ....  University of Toronto            Director of Onex, President of
                                  27 Kings College Circle          the University of Toronto
                                  Simcoe Hall, Room 206
                                  Toronto, Ontario
                                  Canada M5S 1A1
R. Geoffrey P. Styles...........  Royal Bank Plaza                 Director of Onex
                                  Suite 3115, South Tower
                                  Toronto, Ontario
                                  Canada M5J 2J5
Arni C. Thorsteinson............  Shelter Canadian Properties      Director of Onex, President of
                                  Limited                          Shelter Canadian Properties
                                  2600-7 Evergreen Place           Limited
                                  Winnipeg, Manitoba
                                  Canada R3L 2T3

CELESTICA INC.

                                                                          PRESENT PRINCIPAL
              NAME                       BUSINESS ADDRESS              OCCUPATION OR EMPLOYMENT
              ----                       ----------------              ------------------------
Eugene V. Polistuk..............  844 Don Mills Road               President, Chief Executive
                                  Toronto, Ontario                 Officer and Director
                                  Canada M3C 1V7
Anthony P. Puppi................  844 Don Mills Road               Senior Vice President, Chief
                                  Toronto, Ontario                 Financial Officer, Secretary and
                                  Canada M3C 1V7                   Director
Betty Del Bianco................  844 Don Mills Road               Vice President,
                                  Toronto, Ontario                 General Counsel
                                  Canada M3C 1V7                   and Secretary
Anthony R. Melman...............  Onex Corporation                 Director of Celestica; Vice
                                  161 Bay Street                   President of Onex
                                  P.O. Box 700
                                  Toronto, Ontario,
                                  Canada M5J 2SI

                                                           Page  12 of 15 pages.

                                                                          PRESENT PRINCIPAL
              NAME                       BUSINESS ADDRESS              OCCUPATION OR EMPLOYMENT
              ----                       ----------------              ------------------------
Mark L. Hilson..................  Onex Corporation                 Director of Celestica; Vice
                                  161 Bay Street                   President of Onex
                                  P.O. Box 700
                                  Toronto, Ontario,
                                  Canada M5J 2SI
Robert L. Crandall..............  AMR Corporation                  Director of Celestica
(U.S. Citizen)                    5215 N. O'Connor Blvd.
                                  Suite 1775
                                  Irving, TX, USA 75039
Richard S. Love.................  28100 Story Hill Lane            Director of Celestica
(U.S. Citizen)                    Los Altos Hills, CA,
                                  USA 94022
Roger L. Martin.................  Rotman School of                 Director of Celestica; Professor
(U.S. Citizen)                    Management                       Dean of Rotman School of
                                  University of Toronto            Management
                                  105 St. George Street
                                  Toronto, Ontario,
                                  Canada M5S 3E6
Gerald W. Schwartz..............  Onex Corporation                 Director of Celestica; Chairman
                                  161 Bay Street                   of the Board, President and
                                  P.O. Box 700                     Chief Executive Officer of Onex
                                  Toronto, Ontario,
                                  Canada M5J 2SI
John R. Walter..................  Ashlin Management                Director of Celestica
(U.S. Citizen)                    Corporation
                                  100 South Wacker Drive
                                  Suite 2100
                                  Chicago, Illinois
                                  USA 60606
Don Tapscott....................  Alliance for Converging          Director of Celestica;
                                  Technologies                     Chairman of Alliance for
                                  133 King Street East             Converging Technologies
                                  Suite 300
                                  Toronto, Ontario
                                  Canada M5C 1G6
Paul M. Cohen...................  844 Don Mills Road               Senior Vice President, Power
                                  Toronto, Ontario                 Systems Division
                                  Canada M3C 1V7
Lisa J. Colnett.................  844 Don Mills Road               Senior Vice President, Process
                                  Toronto, Ontario                 Management
                                  Canada M3C 1V7
Andrew G. Gort..................  844 Don Mills Road               Senior Vice President, Global
                                  Toronto, Ontario                 Supply Chain Management
                                  Canada M3C 1V7

                                                           Page  13 of 15 pages.

                                                                          PRESENT PRINCIPAL
              NAME                       BUSINESS ADDRESS              OCCUPATION OR EMPLOYMENT
              ----                       ----------------              ------------------------
Alastair Kelly..................  Celestica Limited                Senior Vice President, Celestica
(U.K. Citizen)                    Westfields House                 Europe
                                  West Avenue
                                  Kidsgrove, Stoke on
                                  Trent, Staffordshire,
                                  England ST7 1TL
Iain S. Kennedy.................  844 Don Mills Road               Senior Vice President;
                                  Toronto, Ontario                 Acquisitions and Integration
                                  Canada M3C 1V7
J. Marvin Magee.................  844 Don Mills Road               Senior Vice President, Toronto
                                  Toronto, Ontario                 Operations
                                  Canada M3C 1V7
Douglas C. McDougall............  844 Don Mills Road               Senior Vice President, U.S. and
                                  Toronto, Ontario                 Mexico
                                  Canada M3C 1V7
Daniel P. Shea..................  844 Don Mills Road               Senior Vice President and Chief
                                  Toronto, Ontario                 Technology Officer
                                  Canada M3C 1V7

CELESTICA ASIA INC.

                                                                          PRESENT PRINCIPAL
              NAME                       BUSINESS ADDRESS              OCCUPATION OR EMPLOYMENT
              ----                       ----------------              ------------------------
Eugene V. Polistuk..............  844 Don Mills Road               President and Chief Executive
                                  Toronto, Ontario                 Officer
                                  Canada M3C 1V7
Anthony P. Puppi................  844 Don Mills Road               Senior vice President and Chief
                                  Toronto, Ontario                 Financial Officer
                                  Canada M3C 1V7
Graham Thouret..................  844 Don Mills Road               Vice President and Treasurer
                                  Toronto, Ontario
                                  Canada M3C 1V7
Betty DelBianco.................  844 Don Mills Road               Vice President and General
                                  Toronto, Ontario                 Counsel and Secretary of
                                  Canada M3C 1V7                   Celestica Asia and Celestica
Anthony R. Melman...............  Onex Corporation                 Director of Celestica Asia; Vice
                                  161 Bay Street                   President of Onex
                                  P.O. Box 700
                                  Toronto, Ontario
                                  Canada M5J 2SI

                                                           Page  14 of 15 pages.

                               INDEX TO EXHIBITS

EXHIBIT

     1. Joint Filing Agreement, dated November 1, 1998, among Onex Corporation, Celestica Inc., Celestica Asia Inc. and Gerald W. Schwartz, relating to the filing of a joint statement on Schedule 13D.

     2. Agreement and Plan of Merger, dated as of November 1, 1998, by and among Celestica Inc., Celestica Asia Inc. and International Manufacturing Services, Inc.

     3. Stockholder Agreement, dated as of November 1, 1998, among Celestica Inc., Celestica Asia Inc. and Prudential Private Equity Investors III, L.P.

     4. Stockholder Agreement, dated as of November 1, 1998, among Celestica Inc., Celestica Asia Inc. and Oak Investment Partners, VI, L.P. and Oak VI Affiliates Fund, L.P.

     5. Letter Agreement, dated July 23, 1998, between Celestica Inc. and International Manufacturing Services, Inc.

                                                           Page  15 of 15 pages.